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                           November 18, 2021

       Rohan Ajila
       Chief Financial Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Form 8-K filed on
November 17, 2021
                                                            File No. 001-40468

       Dear Mr. Ajila:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed on November 17, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or
       Completed Interim Report

   1.                                                   Please revise your
disclosure to include the date that your management made
                                                        its conclusion
regarding the non-reliance as required by Item 4.02(a)(1).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.




                           Sincerely,
 Rohan Ajila
Global Consumer Acquisition Corp
November 18, 2021
Page 2
FirstName LastNameRohan Ajila
                                                Division of Corporation Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                Office of Real Estate &
Construction
November 18, 2021 Page 2
cc:       Tahra Wright
FirstName LastName